EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Possible Decline in Value of Subsidiaries

Tel Aviv, Israel - March 19, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that further to the Company’s Immediate Report dated January 8, 2019 concerning a material decline in the value of the businesses and/or a decline in the value of some of the subsidiaries, a Supplementary Immediate Report is hereby provided that on March 18, 2019 the Board of Directors of the subsidiary D.B.S. Satellite Services (1998) Ltd. (“DBS”) approved the financial statements of DBS for 2018 including an impairment in the value of assets of DBS (as a separate unit) of NIS 1.1 billion, in accordance with a valuation received by DBS.

Further to the Company’s Immediate Report dated January 8, 2019, the Company believes that the operations of the Company, DBS and Bezeq International need to be considered as a single cash generating unit and not as three separate ones. Accordingly, it has approached the Securities Authority for a pre-ruling on the matter and at this time of reporting this is being handled with the Securities Authority. To the best of the Company’s knowledge, the Securities Authority’s handling of the matter is in advanced stages.

If the accounting treatment of these businesses shall be according to the Company’s position, as a single cash generating unit, it is expected that there will be a write-off of a non-material amount in the book value of DBS on the Company’s balance sheet.

On the other hand, treating these businesses as separate cash generating units, and in view of the stated decline in value of DBS, it is expected that there would be an overall write-off for the said decline in value on the Company’s balance sheet of NIS 1.5 billion from the book value of DBS (of which NIS 390 million results from the write-off of excess costs in the Company’s balance sheet - the valuation for which has not yet been approved), and accordingly a reduction in the Company’s net profit and shareholders’ equity.

The Company will make a final decision regarding the said accounting treatment in the coming days and in any case no later than March 27, 2019 (the expected date for approval of the Company’s periodic report for 2018).

Part of the information included in this report is forward looking information as defined in the Securities Law, 1968 and is dependent, inter alia, on a final decision to be taken on treatment of the operations of the companies as mentioned above.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.